Mail Stop 4561

April 8, 2010

Mr. Troy Lyndon
Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue, Suite 103 Box 110
Murrieta, California 92562

Re: **Left Behind Games Inc.**
Form 10-K/A for the Fiscal Year Ended March 31, 2009
Filed October 22, 2009
File No. 000-50603

Dear Mr. Lyndon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief